Surge Global Energy, Inc.
              74-333 Highway #111, Suite 101
Palm Desert, CA 92260
PHONE: (760) 610-6758
FAX:      (760) 766-2990

                                                                                                                                                            May 3, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Surge Global Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 0-24269

Dear Mr. Shannon:

The following submission is in response to your letter of comments dated April 1, 2011:

1.
Re Form 10-Q for Fiscal Quarter Ended September 30, 2010: We will make the changes you have suggested on a second amended September 30, 2010 Form 10-Q, updating the amended version sent to you previously. We may need some questions answered to finalyze but we will proceed to make the changes you have suggested and email a revised copy to you next week.

2.
Statement of Cash Flows, page 3: We will label our statement of cash flows as “Restated” as you have requested. The figures shown for the nine months ended September 30, 2009 which were shown on the statements were inadvertantly not brought forward correctly. By correcting the errors we are not restating the prior year’s cash flow statements, only correcting the errors shown to agree with the 9/30/09 Form 10-Q as filed. We can explain the items that were corrected in general terms but since the 2009 figures shown were incorrect, and the revised financial statement will correct the 2009 figures to agree to what was filed in 2009, we are unclear what a “full materiality analysis” would look like. Do we compare the revised 2009 figures with the 2010 figures or with the incorrect figures as filed?

3.	OK, we will correct this date.

4.
Regarding filing an amended  2009 Form 10-K, we think that filing an amended 2009 Form 10-K to add the 1940 Investment Act risk factor as an additional risk as the only change to the 2009 Form 10-K would be confusing and not be helpful to the public or our shareholders at this late date. We relied on the prior legal letter from our attorney, which the SEC also relied upon and did not require us to file as a 1940 Investment Act company in 2008. The facts in 2009 had not changed materially from our 2008 legal opinion. While a very small risk may have existed, it did not occur,  has been included in our last two filings as you requested, would be expensive for us to re-file,  was not material, and therefore should not require a complete re-filing of our entire 2009 Form 10-K.

Yours truly,

/s/ E. Jamie Schloss
___________________________
E. Jamie Schloss
Chief Financial Officer